UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For January 25, 2012

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park, MIDC Cross Road No 21,

Andheri (E), Mumbai - 400 093, India

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FAX to SE

Registered Office: Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013, India.

Corporate Office: Akruti , MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

Audited financial results of Patni Computer Systems Limited for the three month and year ended 31 December 2011, as per Indian GAAP (Standalone)

in Lakhs except share data

	Three months ended			Year ended
	31 December	30 September	31 December	31 December	31 December
	2011	2011	2010	2011	2010
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Audited)
Income
Sales and service income	60,834	53,331	49,477	215,167	189,127
Other operating income	811	(2,177)	4,794	5,076	13,934

	61,645	51,154	54,271	220,243	203,061

Expenditure
Personnel costs (Refer Note 8)	39,112	29,379	26,878	126,397	94,622
Selling, general and administration costs	8,113	8,644	8,518	32,701	34,878
Depreciation (net of transfer from revaluation reserves)	2,915	2,933	2,183	10,973	9,190

	50,140	40,956	37,579	170,071	138,690

Profit from operations before Other Income and Interest	11,505	10,198	16,692	50,172	64,371
Other income	3,826	2,142	1,826	9,520	7,616

Profit before interest	15,331	12,340	18,518	59,692	71,987

Interest costs	(69)	154	66	293	434

Profit before prior period items and taxation	15,400	12,186	18,452	59,399	71,553

Tax Expenses	403	3,082	(1,094)	9,040	6,048

Profit after tax and before prior period items	14,997	9,104	19,546	50,359	65,505

Prior period item (Refer Note 9)	—	—	—	381	—

Net Profit for the period	14,997	9,104	19,546	49,978	65,505
Paid up equity share capital (Face value per equity share of 2 each)	2,690	2,681	2,628	2,690	2,628
Reserves excluding revaluation reserves				333,885	291,668

Earnings per equity share of 2 each
- Basic	11.18	6.79	14.93	37.43	50.35
- Diluted	11.08	6.65	14.51	36.83	48.77
Dividend per share (Face value per equity share of 2 each)	—	—	—	—	63.00

Public Shareholding
- Number of Shares	24,403,418	23,972,257	71,327,878	24,403,418	71,327,878
- Percentage of Shareholding	18.14	17.88	54.28	18.14	54.28

Promoters and Promoter group Shareholding
a) Pledge/Encumbered
- Number of shares	—	—	—	—	—
- Percentage of shares (as a % of the total shareholding of promoter group)	—	—	—	—	—
- Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—	—
b) Non-encumbered
- Number of shares	110,090,715	110,090,715	60,091,202	110,090,715	60,091,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100.00	100.00	100.00	100.00	100.00
- Percentage of shares (as a % of the total share capital of the Company)	81.86	82.12	45.72	81.86	45.72

Notes:

1	The above statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 25 January 2012.
2	On 12 May 2011, the Company was acquired by iGATE Corporation (“iGATE”) through two of its wholly-owned subsidiaries, Pan-Asia iGATE Solutions, (“iGATE Mauritius”), and iGATE Global Solutions Limited (“iGS” and, together with iGATE Mauritius, the “Purchasers”). The acquisition involved acquiring 60.1 million shares or 45.0% of the outstanding share capital from the promoters of the Company and 22.9 million shares (inclusive of the American Depositary Shares representing 20.2 million shares) or 17.1% of the outstanding share capital of the Company from General Atlantic Mauritius Limited. Further in accordance with the requirements of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended, and a tender offer pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission, the Purchasers also acquired an additional 27.1 million shares or 20.3% of the outstanding shares of the Company through a mandatory open public offer made on 8 April 2011 to the other shareholders of the Company.
3	As of 31 December 2011, iGATE Corporation holds 81.86% of outstanding shares.

Particulars	As of 31 December
	2011	2010
	(Audited)	(Audited)
Shareholders’ funds
a) Share Capital	4,189	5,051
b) Reserves and Surplus	333,895	291,679
Loan funds	120	98
Deferred tax liability	1,219	618

Total	339,423	297,446

Fixed assets (Net)	63,500	68,721
Investments	225,643	183,503
Deferred tax asset, net	2,960	—
Current assets, loans and advances
a) Sundry Debtors	46,415	37,278
b) Cash and Bank balances	9,346	16,698
c) Unbilled revenue	8,301	7,244
d) Loans and Advances	32,425	31,068
Less: Current liabilities and provisions
a) Liabilities	33,096	30,557
b) Provisions	16,071	16,509

Total	339,423	297,446

*	Share Capital includes Stock option outstanding 1,499 (December 2010: 2,423)

Patni Computer Systems Limited	FAX to SE

Registered Office : Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013, India.

Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Audited financial results of Patni Computer Systems Limited for the three month and year ended 31 December 2011, as per Indian GAAP (Standalone) (Contd.)

4	Investor complaints for the quarter ended 31 December 2011

Pending as on 1 October 2011	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	13	13	—

5	Statement of Utilisation of ADS Funds as of 31 December 2011

	No of shares	Price	As of December
			2011	2010
Amount raised through ADS (6,156,250 ADSs @ $ 20.34 per ADS)	12,312,500	466	57,393	57,393
Share issue expenses			3,694	3,694

Net proceeds			53,699	53,699

Deployment:
1 Held as short term investments			5,931	8,834
2 Utilised for Capital expenditure for office facilities			47,768	44,865

Total			53,699	53,699

6	As a result of acquisition of the Company by iGATE Corporation, the management terminated the services of certain employees and incurred 1,690 of severance costs which has been included in Personnel costs in year ended 31 December 2011.
7	With effect from 1 April 2011, the Company has aligned the estimated useful lives of Furniture and Fixtures and Electrical Installations with those followed by iGATE Corporation, its ultimate parent Company.

The revisions have been accounted for prospectively as change in accounting estimates resulting in additional depreciation charge in the year ended 31 December 2011 of 2,140.

8	As per Company’s practice, it has finalised the amount of incentive payable to certain employees for the fiscal year 31 December 2010 based on completion of employee appraisals during the year ended 31 December 2011. Accordingly, the Company has reversed incentive accrual amounting to 1,529 (net of provisions for overachievements) which has been included under personnel cost in profit and loss account for the year ended 31 December 2011.
9	Prior period item for the year ended 31 December 2011 includes deferred costs amounting to 381
10	On 16 November 2011, the Company informed that it was seeking the consent of its Members to a delisting proposal received from Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, a part of the Promoter Group of the Company, to voluntarily delist the equity shares of the Company from the National Stock Exchange of India Limited (NSE) and the Bombay Stock Exchange Limited (BSE) where the equity shares of the Company are presently listed and the American Depository Shares (“ADSs”) of the Company from the New York Stock Exchange (“NYSE”), where the ADSs of the Company are presently listed, by way of postal ballot pursuant to the provisions of Section 192A (2) of the Companies Act, 1956 read with the Companies (Passing of the Resolutions by Postal Ballot) Rules, 2011.

The Postal Ballot closed at 1700 hours IST on 6 January 2012 and the Special Resolution contained in the Postal Ballot Notice dated 5 December 2011 was duly passed by the requisite majority as required under Section 189(2) of the Companies Act, 1956, Regulation 8(1) (b) of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 (“Delisting Regulations”) as well as the applicable rules of the NYSE and the U.S. Securities and Exchange Commission (SEC) and the U. S. Securities Exchange Act of 1934, all as amended from time to time.

The delisting offer (the “Delisting Offer”) involves a price discovery mechanism, which is known in India as a “Reverse Book Building Process.” The offer price (the “Offer Price”) (i.e., the price at which the Shares of the Public Shareholders are to be purchased pursuant to the Delisting Offer) is determined after establishment of a statutorily prescribed “floor price,” which is determined in accordance with Delisting Regulations. Accordingly, the floor price for the Delisting Offer of 356.74 per share was determined.

The NSE gave an in-principle approval of the Delisting Proposal on 13 January 2012 and the BSE gave its in-principle approval on 19 January 2012; subject to certain terms and conditions being fulfilled. The Company is awaiting approvals from other authorities including the RBI and SEC. Once all approvals are in place, a Public Announcement (PA) will be made in accordance with the Delisting Regulations.

The entire process including payment of consideration to the shareholders who have validly tendered shares would take up to 30 days while the actual delisting from the exchanges would take up to 60 days, from the date of the PA.

11	Previous period figures have been appropriately reclassified / regrouped to conform to the current period’s presentation.

By Order of the Board
for Patni Computer Systems Limited

Place : Bangalore	Mr. Phaneesh Murthy
Date : 25 January 2012	CEO & Managing Director

Patni Computer Systems Limited and Subsidiaries	FAX to SE

Registered Office : Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013, India.

Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Audited consolidated financial results of Patni Computer Systems Limited and Subsidiaries for the Year 2011 and three months ended 31 December 2011, as per Indian GAAP.

				in Lakhs except share data

	Three months ended			Year ended
	31 December 2011	30 September 2011	31 December 2010	31 December 2011	31 December 2010
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Audited)
Income
Sales and service income	99,730	88,934	82,087	356,794	318,808
Other operating income	1,189	(1,842)	4,695	5,995	14,056

	100,919	87,092	86,782	362,789	332,864

Expenditure
Personnel costs (refer note 6)	52,088	51,857	49,666	218,169	188,981
Selling, general and administration costs	26,875	21,283	18,234	82,850	68,758
Depreciation (net of transfer from revaluation reserves)	3,419	3,421	2,933	13,678	11,846

	82,382	76,561	70,833	314,697	269,585

Profit from operations before Other Income and Interest	18,537	10,531	15,949	48,092	63,279
Other income	3,947	2,261	1,922	10,005	7,887
Profit before interest	22,484	12,792	17,871	58,097	71,166
Interest (income)/costs	(65)	158	102	268	478
Impairment of intangibles (refer note 10)	—		—	8,918	—

Profit before prior period items and tax	22,549	12,634	17,769	48,911	70,688

Tax expenses	2,507	3,607	275	7,155	8,371

Profit after tax and before prior period items	20,042	9,027	17,494	41,756	62,317

Prior period items (refer note 9)	—	—	—	(1,610)	—

Net Profit for the period	20,042	9,027	17,494	40,146	62,317

Paid up equity share capital (Face value per equity share of 2 each)	2,690	2,681	2,628	2,690	2,628
Reserves excluding revaluation reserves				366,160	320,018

Earnings per equity share of 2 each
- Basic	14.94	6.74	13.35	30.07	47.90
- Diluted	14.81	6.60	13.00	29.58	46.44
Dividend per share (Face value per equity share of 2 each)					63.00

Public Shareholding
- Number of Shares	24,403,418	23,972,257	71,327,878	24,403,418	71,327,878
- Percentage of Shareholding	18.14	17.88	54.28	18.14	54.28

Promoters and Promoter group Shareholding
a) Pledge/Encumbered
- Number of shares	—	—	—	—	—
- Percentage of shares (as a % of the total shareholding of promoter group)	—	—	—	—	—
- Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—	—
b) Non-encumbered
- Number of shares	110,090,715	110,090,715	60,091,202	110,090,715	60,091,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100.00	100.00	100.00	100.00	100.00
- Percentage of shares (as a % of the total share capital of the Company)	81.86	82.12	45.72	81.86	45.72

Notes :

1	The above statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 25 January 2012.
2	On 12 May 2011, the Company was acquired by iGATE Corporation (“iGATE”) through two of its wholly-owned subsidiaries, Pan-Asia iGATE Solutions, (“iGATE Mauritius”), and iGATE Global Solutions Limited (“iGS” and, together with iGATE Mauritius, the “Purchasers”). The acquisition involved acquiring 60.1 million shares or 45.0% of the outstanding share capital from the promoters of the Company and 22.9 million shares (inclusive of the American Depositary Shares representing 20.2 million shares) or 17.1% of the outstanding share capital of the Company from General Atlantic Mauritius Limited. Further in accordance with the requirements of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended, and a tender offer pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission, the Purchasers also acquired an additional 27.1 million shares or 20.3% of the outstanding shares of the Company through a mandatory open public offer made on 8 April 2011 to the other shareholders of the Company. As of 31 December 2011, the Purchasers hold 81.86% of outstanding shares.

3	Particulars	As of 31 December
		(Audited) 2011	(Audited) 2010
	Shareholders’ funds
	a) Capital	4,316	6,195
	b) Reserves and surplus	366,170	320,029
	Loan funds
	Secured loans	120	107
	Deferred tax liability, net	1,181	312

	TOTAL	371,787	326,643

	Goodwill and Intangible Assets	61,209	64,936
	Fixed assets, net	60,933	65,619
	Investments	168,804	126,149
	Deferred tax asset, net	11,354	6,951
	Current assets, loans and advances
	a) Sundry debtors	73,141	54,385
	b) Cash and bank balances	22,598	35,337
	c) Unbilled revenue	17,355	13,889
	d) Loans and advances	41,320	36,952
	Less: Current liabilities and provisions
	a) Liabilities	64,221	51,823
	b) Provisions	20,706	25,752

	TOTAL	371,787	326,643

*	Share Capital includes Stock option outstanding 1,626 (2010: 3,566)

Patni Computer Systems Limited and Subsidiaries	FAX to SE

Registered Office: Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013, India.

Corporate Office: Akruti, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

4	Investor complaints for the quarter ended 31 December 2011

Pending as on 1 October 2011	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	13	13	—

5	Statement of Utilisation of ADS Funds as of 31 December 2011

	No of shares	Price	Amount	Amount
			2011	2010
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393	57,393
Share issue expenses			3,694	3,694

Net proceeds			53,699	53,699

Deployment:
1 Held as short term investments			5,931	8,834
2 Utilised for Capital expenditure for office facilities			47,768	44,865

Total			53,699	53,699

6	As a result of acquisition of the Company, the management terminated the services of certain employees and the Company incurred 5,964 of severance costs which have been included in Personnel costs in year ended 31 December 2011.
7	With effect from 1 April 2011, the Company has aligned the estimated useful lives of Furniture and Fixtures and Electrical Installations with those followed by iGATE Corporation, it’s ultimate parent Company.
8	The Company finalised the amount of incentive payable to certain employees for the fiscal year 31 December 2010 based on completion of employee appraisals during the year ended 31 December 2011. Accordingly, the Company has reversed incentive accrual amounting to 2,841 (net of provisions for overachievements) which has been included under Personnel costs in profit and loss account for the year ended 31 December 2011.
9	Prior period items:

Prior period item for the year ended 31 December 2011 includes following items:

Particulars	31 December 2011	31 December 2010
Provision for long term medical benefits	673	—
Compensated absences	(81)	—
Deferred cost for revenue contracts	1,018	—

Total	1,610	—

10	During quarter 2, the Company evaluated certain IPR with value of 8,918 and concluded that they were impaired as a result of substantial decline in expected cash flows and change in business strategy for usage of IPR. Accordingly, in the year ended 31 December 2011, the Company recorded an impairment charge of 8,918.
11	Consequent to iGATE acquiring majority ownership in the Company, there has been change in operational and management structure of the Company. With this change, the board of directors and CEO of the Company review the performance of the Company as one primary segment. Accordingly, no segment disclosure is made for primary business segment.
12	On 16 November 2011, the Company informed that it was seeking the consent of its Members to a delisting proposal received from Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, a part of the Promoter Group of the Company, to voluntarily delist the equity shares of the Company from the National Stock Exchange of India Limited (NSE) and the Bombay Stock Exchange Limited (BSE) where the equity shares of the Company are presently listed and the American Depository Shares (“ADSs”) of the Company from the New York Stock Exchange (“NYSE”), where the ADSs of the Company are presently listed, by way of postal ballot pursuant to the provisions of Section 192A (2) of the Companies Act, 1956 read with the Companies (Passing of the Resolutions by Postal Ballot) Rules, 2011.

The Postal Ballot closed at 1700 hours IST on 6 January 2012 and the Special Resolution contained in the Postal Ballot Notice dated 5 December 2011 was duly passed by the requisite majority as required under Section 189(2) of the Companies Act, 1956, Regulation 8(1) (b) of the Securities and Exchange Board of India (“SEBI”) (Delisting of Equity Shares) Regulations, 2009 (“Delisting Regulations”) as well as the applicable rules of the NYSE and the U.S. Securities and Exchange Commission (SEC) and the U. S. Securities Exchange Act of 1934, all as amended from time to time.

The delisting offer (the “Delisting Offer”) involves a price discovery mechanism, which is known in India as a “Reverse Book Building Process.” The offer price (the “Offer Price”) (i.e., the price at which the Shares of the Public Shareholders are to be purchased pursuant to the Delisting Offer) is determined after establishment of a statutorily prescribed “floor price,” which is determined in accordance with Delisting Regulations. Accordingly, the floor price for the Delisting Offer of 356.74 per share was determined.

The NSE gave an in-principle approval of the Delisting Proposal on 13 January 2012 and the BSE gave its in-principle approval on 19 January 2012; subject to certain terms and conditions being fulfilled. The Company is awaiting approvals from other authorities including the RBI and SEC. Once all approvals are in place, a public announcement will be made in accordance with the Delisting Regulations.

The entire process including payment of consideration to the shareholders who have validly tendered shares would take up to 30 days while the actual delisting from the exchanges would take up to 60 days, from the date of the public announcement.

13	Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentation.

By Order of the Board for Patni Computer Systems Limited

Bangalore	Phaneesh Murthy
25 January 2012	CEO & Managing Director

Patni Computer Systems Limited and Subsidiaries	FAX to SE

Registered Office : Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013, India.

Corporate Office : Akruti, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and subsidiaries for the quarter and year ended 31 December 2011, prepared as per US GAAP

	US $ in lakhs except share data

	Three months ended
	31 December 2011	31 December 2010	30 September 2011	16 May 2011 through 31 December 2011	1 January 2011 through 15 May 2011	Year ended 31 December 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Successor Company	Predecessor Company	Successor Company	Successor Company	Predecessor Company	Predecessor Company
Net revenues	1,942	1,830	1,910	4,795	2,799	7,017
Cost of revenues (exclusive of depreciation and amortization)	1,174	1,165	1,219	3,029	1,797	4,278

Gross profit	768	665	691	1,766	1,002	2,739

Selling, general and administrative expenses	342	342	355	952	680	1,344
Depreciation and amortization	113	73	111	289	110	285
Foreign exchange (gain)/loss, net	(4)	(81)	68	32	(92)	(220)

Operating income	317	331	157	493	304	1,330

Interest and dividend income	38	22	36	96	48	134
Interest income/(expense)	1	8	(4)	(4)	(2)	(11)
Interest expense reversed	8	—	—	8	—	11
Gain/(loss) on sale of investments, net	25	24	(2)	29	11	56
Other income, net	6	2	3	11	5	5

Income before income taxes	395	387	190	633	366	1,525
Income taxes	119	(7)	20	160	104	193

Net Income	276	394	170	473	262	1,332

Earnings per share
- Basic	$0.21	$0.30	$0.13	$0.35	$0.20	$1.02
- Diluted	$0.20	$0.29	$0.13	$0.35	$0.19	$0.99
Weighted average number of common shares used in computing earnings per share
- Basic	134,115,493	131,142,633	134,020,900	134,645,493	131,464,575	130,101,442
- Diluted	135,405,670	134,506,173	135,457,278	135,444,474	135,165,637	133,848,374
Total assets	14,772	8,728	15,773	14,772		8,728
Cash and cash equivalents	423	787	433	423		787
Investments	3,224	2,836	3,238	3,224		2,836

Notes:

1	The above summary of consolidated unaudited financial results were taken on record by the Board of Directors at its meeting held on 25 January 2012.
2	On 12 May 2011, the Company was acquired by iGATE Corporation (“iGATE”) through two of its wholly-owned subsidiaries, Pan-Asia iGATE Solutions, (“iGATE Mauritius”), and iGATE Global Solutions Limited (“iGS” and, together with iGATE Mauritius, the “Purchasers”). The acquisition involved acquiring 60.1 million shares or 45.0% of the outstanding share capital from the promoters of the Company and 22.9 million shares (inclusive of the American Depositary Shares representing 20.2 million shares) or 17.1% of the outstanding share capital of the Company from General Atlantic Mauritius Limited. Further in accordance with the requirements of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended, and a tender offer pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission, the Purchasers also acquired an additional 27.1 million shares or 20.3% of the outstanding shares of the Company through a mandatory open public offer made on 8 April 2011 to the other shareholders of the Company. As of 31 December 2011, iGATE Corporation holds 81.86% of outstanding shares.
3	For convenience, the Company has used a cut-off date of 15 May 2011 as the acquisition date since the transactions from 13 May 2011 and 14 May 2011 were insignificant. FASB ASC 805-50-S99 “Business Combinations-Related issues” governs the application of push down accounting in situations where ownership is increased to 80% or more. As on the acquisition date the Purchasers owned 82.40% of the outstanding shares of the Company. As a result of the significant change in share ownership, the post 15 May 2011 Consolidated Financial Statements reflect the new basis of accounting as required by the authoritative guidance under ASC 805-50-S99, and have applied the SEC rules and guidance regarding “push down” accounting treatment. Accordingly, the Company’s Consolidated Financial Statements prior to the acquisition by iGATE reflect the historical accounting basis in its assets and liabilities and are labeled Predecessor Company, while such Consolidated Financial Statements subsequent to the acquisition by iGATE are labeled Successor Company and reflect the push down basis of accounting for the fair values of assets and liabilities acquired by iGATE. This effect is presented in the Company’s Consolidated Financial Statements by a vertical black line division between the columns entitled Predecessor Company and Successor Company on the statements. The black line signifies that the amounts shown for the periods prior to and subsequent to the iGATE acquisition are not comparable.

The acquisition has been accounted for under the acquisition method of accounting in accordance with ASC 805, “Business Combination”. The total purchase price and noncontrolling interest in connection with the transaction has been allocated to the Company’s net tangible and intangible assets based on the values at the date of acquisition. The excess purchase price beyond amounts allocated to net tangible and intangible assets has been recorded as Goodwill. The Company does not expect the Goodwill recognized to be deductible for income tax purposes.

4	As a result of acquisition of the Company, the management terminated the services of certain employees. The Company incurred $71 and $62 of severance costs included in Selling and Administrative expenses in the period 1 January 2011 through 15 May 2011 and 16 May 2011 through 31 December 2011, respectively.
5	On 16 November 2011, the Company informed that it was seeking the consent of its Members to a delisting proposal received from Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, a part of the Promoter Group of the Company, to voluntarily delist the equity shares of the Company from the National Stock Exchange of India Limited (NSE) and the Bombay Stock Exchange Limited (BSE) where the equity shares of the Company are presently listed and the American Depository Shares (“ADSs”) of the Company from the New York Stock Exchange (“NYSE”), where the ADSs of the Company are presently listed, by way of postal ballot pursuant to the provisions of Section 192A (2) of the Companies Act, 1956 read with the Companies (Passing of the Resolutions by Postal Ballot) Rules, 2011.

The Postal Ballot closed at 1700 hours IST on 6 January 2012 and the Special Resolution contained in the Postal Ballot Notice dated 5 December 2011 was duly passed by the requisite majority as required under Section 189(2) of the Companies Act, 1956, Regulation 8(1) (b) of the Securities and Exchange Board of India (“SEBI”) (Delisting of Equity Shares) Regulations, 2009 (“Delisting Regulations”) as well as the applicable rules of the NYSE and the U.S. Securities and Exchange Commission (SEC) and the U. S. Securities Exchange Act of 1934, all as amended from time to time.

The delisting offer (the “Delisting Offer”) involves a price discovery mechanism, which is known in India as a “Reverse Book Building Process.” The offer price (the “Offer Price”) (i.e., the price at which the Shares of the Public Shareholders are to be purchased pursuant to the Delisting Offer) is determined after establishment of a statutorily prescribed “floor price,” which is determined in accordance with Delisting Regulations. Accordingly, the floor price for the Delisting Offer of 356.74 per share was determined.

The NSE gave an in-principle approval of the delisting proposal on 13 January 2012 and the BSE gave its in-principle approval on 19 January 2012; subject to certain terms and conditions being fulfilled. The Company is awaiting approvals from other authorities including the RBI and SEC. Once all approvals are in place, a public announcement will be made in accordance with the Delisting Regulations.

The entire process including payment of consideration to the shareholders who have validly tendered shares would take up to 30 days while the actual delisting from the exchanges would take up to 60 days, from the date of the public announcement.

6	Certain reclassifications of the prior period amounts and presentation have been made to conform to the presentation adopted for the current period in line with iGATE’s presentation in financial statements.

- Depreciation and amortization expense is reclassified from cost of revenues and selling, general and administrative expenses, respectively, and disclosed separately on the face of the Statement of Income.

- Certain costs relating to office rent, electricity, water, diesel, repair and maintenance are reclassified from cost of revenues and included as part of selling, general and administrative expenses.

Patni Computer Systems Limited and Subsidiaries	FAX to SE

Registered Office: Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013, India.

Corporate Office: Akruti, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

Summary of financial statements prepared as per US GAAP - Convenience translation (Unaudited)

	in lakhs except share data

	Three months ended
	31 December 2011	31 December 2010	30 September 2011	16 May 2011 through 31 December 2011	1 January 2011 through 15 May 2011	Year ended 31 December 2010
	Successor Company	Predecessor Company	Successor Company	Successor Company	Predecessor Company	Predecessor Company
Exchange Rate ( )	53.01	44.80	49.05	53.01	44.86	44.80
Net revenues	102,954	82,003	93,668	254,156	125,555	314,361
Cost of revenues (exclusive of depreciation and amortization)	62,235	52,178	59,771	160,552	80,586	191,649

Gross profit	40,719	29,825	33,897	93,604	44,969	122,712

Selling, general and administrative expenses	18,141	15,376	17,442	50,472	30,513	60,228
Depreciation and amortization	5,994	3,255	5,428	15,331	4,922	12,744
Foreign exchange (gain)/loss, net	(204)	(3,638)	3,339	1,674	(4,111)	(9,860)

Operating income	16,788	14,832	7,688	26,127	13,645	59,600

Interest and dividend income	2,047	990	1,753	5,093	2,133	6,000
Interest income/(expense)	59	373	(167)	(212)	(96)	(472)
Interest expense reversed	433	—	—	433	—	477
Gain/(loss) on sale of investments, net	1,323	1,075	(111)	1,540	473	2,510
Other income, net	302	80	163	550	236	212

Income before income taxes	20,952	17,350	9,326	33,531	16,391	68,327
Income taxes	6,337	(297)	979	8,447	4,646	8,663

Net Income	14,615	17,647	8,347	25,084	11,745	59,664

Earnings per share
- Basic	10.90	13.46	6.23	18.63	8.93	45.86
- Diluted	10.79	13.12	6.16	18.52	8.69	44.58

Total assets	783,088	391,007	773,656	783,088		391,007
Cash and cash equivalents	22,424	35,273	21,225	22,424		35,273
Investments	170,879	127,069	158,846	170,879		127,069

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned not to rely on such translated amounts.

By Order of the Board for Patni Computer Systems Limited

Bangalore	Phaneesh Murthy
25 January 2012	CEO & Managing Director

Financial and Operating Information for the quarter ended December 31, 2011

NOTES:

•	Fiscal Year

Patni follows a January – December fiscal year. The current review covers the financial and operating performance of the Company for the quarter and year ended Decemeber 31, 2011.

•	U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

•	Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•	Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

•	Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

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Financial and Operating Information for the quarter ended December 31, 2011

Fact Sheet Summary Index

www.patni.com

Financial and Operating Information for the quarter ended December 31, 2011

A1) CONSOLIDATED STATEMENT OF INCOME - US GAAP (US$ ‘000) for the quarter/ period ended

Particulars	Period May 16, 2011 to Dec 31, 2011 Successor Company	Period Jan 1, 2011 to May 15, 2011 Predecessor Company	2010 (Audited)	Quarter ended Dec 31 2011 Successor Company	Quarter ended Dec 31 2010 Predecessor Company	YoY change %	Quarter ended Sep 30 2011 Successor Company	QoQ change %
Revenue	479,449	279,882	701,699	194,216	183,042	6%	190,965	2%
Cost of revenues (exclusive of depreciation and amortization)	302,872	179,638	427,788	117,402	116,468	1%	121,858	-4%
Gross Profit	176,577	100,244	273,911	76,814	66,574	15%	69,107	11%
Selling, general and administrative expenses	95,213	68,018	134,437	34,221	34,323	0%	35,559	-4%
Depreciation & Amortization	28,921	10,972	28,447	11,307	7,265	56%	11,066	2%
Foreign exchange Loss (gain), net	3,157	(9,164)	(22,009)	(385)	(8,120)	-95%	6,808	-106%
Operating income (loss)	49,286	30,418	133,036	31,671	33,106	-4%	15,674	102%
Other income, net	13,969	6,120	19,480	7,856	5,618	40%	3,341	135%
Income (loss) before income taxes	63,255	36,538	152,516	39,527	38,723	2%	19,015	108%
Income taxes	15,934	10,357	19,336	11,955	(664)	-1901%	1,996	499%
Net income/(loss)	47,321	26,181	133,180	27,572	39,388	-30%	17,019	62%

Earnings per share - GAAP
- Basic	$0.35	$0.20	$1.02	$0.21	$0.30	-32%	$0.13	62%
- Diluted	$0.35	$0.19	$0.99	$0.20	$0.29	-30%	$0.13	62%

Weighted average number of common shares used in computing earnings per share
- Basic	134,645,493	131,464,575	130,101,442	134,115,493	131,142,633		134,020,900
- Diluted	135,444,474	135,165,637	133,848,374	135,405,670	134,506,173		135,457,278

NON GAAP Adjustments
Amortization of Intangible assets	7,035	2,378	5,335	2,672	1,616		2,622
Stock Based Compensation	4,068	2,720	8,625	658	2,900		2,184
Severance expenses	6,164	11,289					—
Delisting expenses	268			268
Total NON GAAP Adjustments	17,535	16,387	13,961	3,598	4,515		4,806

Tax on above	4,581	3,021	1,744	1,088	668		1,227

Non-GAAP Net Income	60,275	39,547	145,397	30,082	43,235	-30%	20,598	46%

Earnings per share - NON GAAP
- Basic	$0.45	$0.30	$1.12	$0.22	$0.33	-32%	$0.15	46%
- Diluted	$0.45	$0.29	$1.09	$0.22	$0.32	-31%	$0.15	46%

NON GAAP Adjustments
Stock Based Compensation	4,068	2,720	8,625	658	2,900		2,184
Severance expenses	6,164	11,289	—	—	—		—
Delisting expenses	268	—	—	268	—		—
Total NON GAAP Adjustments	10,500	14,009	8,625	926	2,900		2,184

Non-GAAP EBITDA	91,864	46,235	148,099	43,519	35,151	24%	35,732	22%

Note On May 12, 2011, approximately 82.4% of our shares were acquired by iGATE Corporation. For convenience, we have used a cut-off date of May 15, 2011 as the transactions from May 13, 2011 and May 14, 2011 were insignificant. The post May 15, 2011 consolidated financial statements reflect the new basis of accounting as required by the authoritative guidance under ASC 805-50-S99-1, and have applied the SEC rules and guidance regarding “push down” accounting treatment. Accordingly, our consolidated financial statements prior to the acquisition by iGATE Corporation reflect the historical accounting basis in our assets and liabilities and are labeled Predecessor Company, while such consolidated financial statements subsequent to the acquisition by iGATE Corporation are labeled Successor Company and reflect the push down basis of accounting for the fair values of assets and liabilities acquired by iGATE Corporation. The results for the three months ended December 31, 2011 may not be comparable to the results for the three months ended December 31, 2010 as a result of the push down accounting treatment.

Financial and Operating Information for the quarter ended December 31, 2011

A2) CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	31-Dec-11 (Unaudited) Successor Company	30-Sep-11 (Unaudited) Successor Company	31-Dec-10 (Audited) Predecessor Company
Assets
Total current assets	572,634	590,897	576,553
Goodwill	484,257	546,423	69,661
Intangible assets, net	160,217	167,091	32,229
Property, plant, and equipment, net	131,102	146,599	136,236
LeaseHolds Lands	90,338	96,983	23,911
Other Non Current assets	38,697	29,287	34,193
Total assets	1,477,245	1,577,280	872,783
Liabilities
Total current liabilities	120,296	127,145	122,826
Capital lease obligations excluding current instalments	154	122	136
Other liabilities	92,916	99,053	49,986
Total liabilities	213,366	226,320	172,948
Total shareholders’ equity	1,263,879	1,350,960	699,835
Total liabilities & shareholders’ equity	1,477,245	1,577,280	872,783

B1) CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter / period ended

Particulars	2011 (Audited)	2010 (Audited)	YoY Change %	Dec 31 2011 (Unaudited)	Dec 31 2010 (Unaudited)	YoY Change %	Sep 30 2011 (Audited)	QoQ Change %
Sales and service income	35,679,408	31,880,847	11.9%	9,973,001	8,208,711	21.5%	8,893,447	12.1%
Other income	1,600,030	2,194,249	-27.1%	513,634	661,737	-22.4%	41,893	1126.1%
Total income	37,279,438	34,075,096	9.4%	10,486,635	8,870,448	18.2%	8,935,340	17.4%
Staff costs	21,816,897	18,898,084	15.4%	5,208,761	4,966,579	4.9%	5,185,659	0.4%
Selling, general and administration expenses	9,652,800	8,060,461	19.8%	3,029,420	2,116,721	43.1%	2,470,464	22.6%
Interest	26,827	47,765	-43.8%	(6,455)	10,219	-163.2%	15,796	-140.9%
Impairment of Intangible	891,844	—	0.0%			—		0.0%
Total expenditure	32,388,368	27,006,310	19.9%	8,231,726	7,093,519	16.0%	7,671,919	7.3%
Net (loss)/ profit before tax and adjustments	4,891,070	7,068,786	-30.8%	2,254,909	1,776,929	26.9%	1,263,420	78.5%
Prior period adjustment	(161,029)	—	0.0%	—	—	0.0%	—	0.0%
Provision for taxation	715,470	837,071	-14.5%	250,720	27,543	810.3%	360,720	-30.5%
(Loss)/Profit for the period after taxation	4,014,571	6,231,715	-35.6%	2,004,189	1,749,386	14.6%	902,700	122.0%
Profit and loss account, brought forward	18,932,587	22,972,249	-17.6%	20,942,969	17,838,247	17.4%	20,040,269	4.5%
Amount available for appropriation	22,947,158	29,203,964	-21.4%	22,947,158	19,587,633	17.2%	20,942,969	9.6%
Dividend on equity shares	—	2,221	-100.0%	—	—	0.0%	—	0.0%
Special Interim Dividend on equity shares	—	8,244,435	-100.0%	—	—	0.0%	—	0.0%
Dividend tax	—	1,369,675	-100.0%	—	—	0.0%	—	0.0%
Transfer to general reserve	—	655,046	-100.0%	—	655,046	-100.0%	—	0.0%
Profit and loss account, carried forward	22,947,158	18,932,587	21.2%	22,947,158	18,932,587	21.2%	20,942,969	9.6%
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	30.07	47.90	-37.2%	14.94	13.34	12.0%	6.74	121.8%
- Diluted	29.58	46.44	-36.3%	14.81	12.99	14.0%	6.60	124.5%
Weighted average number of common shares used in computing earnings per share
- Basic	133,514,624	130,101,442		134,149,197	131,142,633		134,020,900
- Diluted	135,705,830	134,193,727		135,326,739	134,650,351		136,865,186

Note:

USGAAP

On May 12, 2011, approximately 82.4% of our shares were acquired by iGATE Corporation. For convenience, we have used a cut-off date of May 15, 2011 as the transactions from May 13, 2011 and May 14, 2011 were insignificant. The post May 15, 2011 consolidated financial statements reflect the new basis of accounting as required by the authoritative guidance under ASC 805-50-S99-1, and have applied the SEC rules and guidance regarding “push down” accounting treatment. Accordingly, our consolidated financial statements prior to the acquisition by iGATE Corporation reflect the historical accounting basis in our assets and liabilities and are labeled Predecessor Company, while such consolidated financial statements subsequent to the acquisition by iGATE Corporation are labeled Successor Company and reflect the push down basis of accounting for the fair values of assets and liabilities acquired by iGATE Corporation. The results for the three months ended December 31, 2011 may not be comparable to the results for the three months ended December 31, 2010 as a result of the push down accounting treatment.

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Financial and Operating Information for the quarter ended December 31, 2011

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP (RS. ‘000)

Particulars	31-Dec-11	30-Sep-11	31-Dec-10
Assets
Current assets, loans and advances	15,441,379	14,826,828	14,056,280
Intangible Assets	6,120,915	5,845,874	6,493,625
Fixed assets(Net of Depreciation)	6,093,251	6,250,535	6,561,841
Investments	16,880,437	15,533,905	12,614,890
Deferred tax asset, net	1,135,387	1,006,662	695,065
Total assets	45,671,369	43,463,804	40,421,701
Liabilities
Current liabilities and provisions	8,492,632	8,132,278	7,757,450
Secured loans	12,011	9,018	10,649
Deferred tax liability, net	118,109	81,772	31,246
Total liabilities	8,622,752	8,223,068	7,799,345
Total shareholders’ equity	37,048,617	35,240,736	32,622,356

Total liabilities & shareholders’ equity	45,671,370	43,463,804	40,421,701

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000)

Particulars	2011	2010	31-Dec-11	31-Dec-10	30-Sep-11
Consolidated net income/(loss) as per Indian GAAP	4,014,600	6,231,715	2,004,200	1,749,386	902,700
Income taxes	(551,200)	(42,200)	(361,200)	54,800	256,200
Foreign currency differences	(98,600)	(29,100)	(24,900)	(4,400)	(61,900)
Employee retirement benefits	(83,800)	57,400	64,300	(18,300)	(52,800)
ESOP related Compensation Cost	(66,200)	(48,000)	(45,000)	100	(8,400)
Impairment of intangibles	891,800	—	—	—	—
Amortisation of Intangibles, arising on Business acquisition	(363,700)	(119,100)	(135,000)	(34,500)	(128,400)
Others	(306,800)	7,200	(113,200)	10,000	(164,400)
Total	(578,500)	(173,800)	(615,000)	7,700	(159,700)

Consolidated net income as per US GAAP	3,436,100	6,057,915	1,389,200	1,757,086	743,000

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Financial and Operating Information for the quarter ended December 31, 2011

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Period May 16, 2011 to Dec 31, 2011 Successor Company	Period Jan 1, 2011 to May 15, 2011 Predecessor Company	2010	Quarter ended Dec 31 2011 Successor Company	Quarter ended Dec 31 2010 Predecessor Company	Quarter ended Sep 30 2011 Predecessor Company
Exchange rate$1 = INR	53.01	44.86	44.80	53.01	44.80	49.05
Revenues	25,415,591	12,555,507	31,436,115	10,295,390	8,200,285	9,366,833
Cost of revenues (exclusive of depreciation and amortization)	16,055,245	8,058,561	19,164,920	6,223,480	5,217,771	5,977,134
Gross Profit	9,360,346	4,496,946	12,271,195	4,071,910	2,982,514	3,389,699
Selling, general and administrative expenses	5,047,241	3,051,287	6,022,780	1,814,055	1,537,664	1,744,181
Depreciation & Amortization	1,533,102	492,204	1,274,426	599,384	325,462	542,791
Foreign exchange Loss (gain), net	167,353	(411,097)	(986,003)	(20,409)	(363,759)	333,921
Operating income (loss)	2,612,650	1,364,552	5,959,992	1,678,880	1,483,147	768,806
Other income, net	740,487	274,543	872,704	416,447	251,696	163,852
Income (loss) before income taxes	3,353,137	1,639,095	6,832,696	2,095,327	1,734,843	932,658
Income taxes	844,661	464,615	866,253	633,735	(29,740)	97,914
Net income (loss)	2,508,476	1,174,480	5,966,443	1,461,592	1,764,583	834,744
Earnings per share
- Basic	18.63	8.93	45.86	10.90	13.46	6.23
- Diluted	18.52	8.69	44.58	10.79	13.12	6.16
Weighted average number of common shares used in computing earnings per share
- Basic	134,645,493	131,464,575	130,101,442	134,115,493	131,142,633	134,020,900
- Diluted	135,444,474	135,165,637	133,848,374	135,405,670	134,506,173	135,457,278

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

Particulars	As on 31-Dec-11	As on 30-Sep-11 Predecessor Company	As on 31-Dec-10 Predecessor Company
Exchange rate$1 = INR	53.01	49.05	44.80
Assets
Total current assets	30,355,328	28,983,492	25,829,574
Goodwill	25,670,464	26,802,062	3,120,813
Intangible assets, net	8,493,103	8,195,827	1,443,859
Property, plant, and equipment, net	6,949,717	7,190,679	6,103,373
LeaseHolds Lands	4,788,841	4,756,997	1,071,230
Other Non Current assets	2,051,304	1,436,512	1,531,829
Total assets	78,308,757	77,365,569	39,100,678
Liabilities
Total current liabilities	6,376,891	6,236,457	5,502,605
Capital lease obligations excl. instalments	8,164	5,985	6,093
Other liabilities	4,925,477	4,858,560	2,239,373
Total liabilities	11,310,532	11,101,002	7,748,070
Total shareholders’ equity	66,998,225	66,264,568	31,352,608
Total liabilities & shareholders’ equity	78,308,757	77,365,569	39,100,678

E1 ) REVENUE ANALYSIS

Revenue By Geographical Segments	2011	2010	Dec 31 2011	Sep 30 2011	Dec 31 2010
Americas	78.3%	80.7%	77.8%	78.3%	81.8%
EMEA	14.3%	12.1%	15.2%	14.2%	11.3%
APAC	7.4%	7.2%	7.0%	7.5%	6.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	2011	2010	Dec 31 2011	Sep 30 2011	Dec 31 2010
Time and Material	53.9%	55.4%	53.0%	53.7%	53.2%
Fixed Price (including Fixed Price SLA)	46.1%	44.6%	47.0%	46.3%	46.8%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

E2) REVENUE MIX AND UTILIZATION

	2011	2010	Dec 31 2011	Sep 30 2011	Dec 31 2010
Efforts
Onsite	25.6%	26.7%	25.4%	25.2%	26.7%
Offshore	74.4%	73.3%	74.6%	74.8%	73.3%

Revenue
Onsite	52.2%	53.7%	52.1%	52.4%	52.7%
Offshore	47.8%	46.3%	47.9%	47.6%	47.3%

Utilization	76.5%	75.3%	77.2%	78.5%	72.4%

E3) EMPLOYEE METRICS

	2011	2010	Dec 31 2011	Sep 30 2011	Dec 31 2010
Total Employees	18,273	18,547	18,273	17,853	18,547
Offshore	14,966	14,896	14,966	14,391	14,896
Onsite	3,307	3,651	3,307	3,462	3,651
Total	18,273	18,547	18,273	17,853	18,547

Sales & Support Staff	1,058	1,646	1,058	1,169	1,646
Net Additions	(274)	3,769	420	(519)	1,036

*	Total employees restated to include sub contractors and to reflect organization structure

E4) RUPEE - CURRENCY RATES AGAINST US DOLLAR

	2011	2010	Dec 31 2011	Sep 30 2011	Dec 31 2010
Rupee
Period end rate	53.06	44.70	53.06	48.97	44.70
Period average rate	46.68	45.71	50.92	46.30	44.83
Other Currencies (Average Rate)
AUD	1.01	0.92	1.01	1.05	0.99
EURO	1.39	1.33	1.34	1.41	1.36
GBP	1.60	1.55	1.57	1.61	1.58
YEN	0.01	0.01	0.01	0.01	0.01

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: January 25, 2012	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary